ELBIT SYSTEMS REPORTS
SECOND QUARTER OF 2015 RESULTS

Backlog of orders at $6.3 billion; Revenues at $750 million;
Net income of $45 million; EPS of $1.06

Haifa, Israel, August 11, 2015 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international high technology company, reported today its consolidated results for the quarter ended June 30, 2015.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “We are pleased that the growth in our backlog over the last two years has led to our current positive revenue growth and that the past quarter saw growth both in revenue and in backlog. In addition, we see a continuation of solid performance in geographic regions with strong emerging defense requirements, that have been a strategic focus for us in recent years, particularly Asia-Pacific and Latin America, that together accounted for 39% of our revenues in the quarter.

We also continue to focus on adapting ourselves to market trends in order to meet future customer needs. Just after the close of the quarter, we completed the acquisition of the Cyber & Intelligence division of Nice Systems, and our recently established subsidiary Cyberbit is in the process of integrating the acquired operations into our organization. The acquisition is an important part of our strategy to enhance our cyber capabilities, a sector in which we see strong growth potential over the coming years.”

Second quarter 2015 results:

Revenues in the second quarter of 2015 were $749.6 million, as compared to $702.6 million in the second quarter of 2014, a growth of 6.7% mainly due to growth in revenues of Land Systems to Asia Pacific.

Gross profit amounted to $219.3 million (29.2% of revenues) in the second quarter of 2015, as compared to $199.4 million (28.4% of revenues) in the second quarter of 2014. The non-GAAP gross profit in the second quarter of 2015 was $224.7 million (30.0% of revenues), as compared to $204.8 million (29.1% of revenues) in the second quarter of 2014. The increase in the gross profit rate was mainly due to the mix of programs sold in the quarter.

Research and development expenses, net were $57.5 million (7.7% of revenues) in the second quarter of 2015, as compared to $52.2 million (7.4% of revenues) in the second quarter of 2014.

Marketing and selling expenses, net were $60.6 million (8.1% of revenues) in the second quarter of 2015, as compared to $50.3 million (7.2% of revenues) in the second quarter of 2014. The increase in marketing and selling expenses in the second quarter of 2015 was mainly a result of marketing efforts in the U.S. and Asia-Pacific.

General and administrative expenses, net were $35.7 million (4.8% of revenues) in the second quarter of 2015, as compared to $34.3 million (4.9% of revenues) in the second quarter of 2014.

Operating income was $65.5 million (8.7% of revenues) in the second quarter of 2015, as compared to operating income of $62.6 million (8.9% of revenues) in the second quarter of 2014. The non-GAAP operating income in the second quarter of 2015 was $75.4 million (10.1% of revenues), as compared to $73.1 million (10.4% of revenues) in the second quarter of 2014.

Financial expenses, net were $6.2 million in the second quarter of 2015, as compared to $8.3 million in the second quarter of 2014.

Taxes on income were $12.0 million (effective tax rate of 20.2%) in the second quarter of 2015, as compared to $9.9 million (effective tax rate of 18.1%) in the second quarter of 2014. The effective tax rate is affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income.

Equity in net earnings (losses) of affiliated companies and partnerships was a net loss of $0.4 million in the second quarter of 2015, as compared to net earnings of $1.7 million in the second quarter of 2014.

Net income attributable to non-controlling interests was $1.7 million in the second quarter of 2015, as compared to $2.3 million in the second quarter of 2014.

Net income attributable to the Company's shareholders in the second quarter of 2015 was $45.3 million (6.0% of revenues), as compared to $43.9 million (6.2% of revenues) in the second quarter of 2014. The non-GAAP net income in the second quarter of 2015 was $53.5 million (7.1% of revenues), as compared to $52.6 million (7.5% of revenues) in the second quarter of 2014.

Diluted net earnings per share attributable to the Company's shareholders were $1.06 for the second quarter of 2015, as compared with diluted net earnings per share of $1.03 for the second quarter of 2014. The non-GAAP diluted earnings per share in the second quarter of 2015 were $1.25 as compared to $1.23 for the second quarter of 2014.

The Company’s backlog of orders for the quarter ended June 30, 2015, totaled $6,305 million as compared to $6,174 million as of June 30, 2014. Approximately 69% of the current backlog is attributable to orders from outside Israel. Approximately 60% of the current backlog is scheduled to be performed during the second half of 2015 and 2016.

Operating cash flow for the six months ended June 30, 2015, was $116.5 million, as compared to $15.8 million in the six months ended June 30, 2014.

Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items, which in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
	2015	2014	2015	2014	2014

GAAP gross profit	420.4	392.6	219.3	199.4	825.1
Adjustments:
Amortization of purchased intangible assets	10.6	10.8	5.4	5.4	21.7
Non-GAAP gross profit	431.0	403.4	224.7	204.8	846.8
Percent of revenues	29.6%	29.1%	30.0%	29.1%	28.6%

GAAP operating income	125.3	122.5	65.5	62.6	246.9
Adjustments:
Amortization of purchased intangible assets	19.6	21.7	9.9	10.5	43.0
Gain from changes in holdings	—	(6.0)	—	—	(6.0)
Non-GAAP operating income	144.9	138.2	75.4	73.1	283.9
Percent of revenues	10.0%	10.0%	10.1%	10.4%	9.6%

GAAP net income attributable to Elbit Systems’ shareholders	89.9	92.0	45.3	43.9	171.0
Adjustments:
Amortization of purchased intangible assets	19.6	21.7	9.9	10.5	43.0
Gain from changes in holdings	—	(6.0)	—	—	(6.0)
Related tax benefits	(3.3)	(3.2)	(1.7)	(1.8)	(6.9)
Non-GAAP net income attributable to Elbit Systems' shareholders	106.2	104.5	53.5	52.6	201.1
Percent of revenues	7.3%	7.5%	7.1%	7.5%	6.8%

Non-GAAP diluted net EPS	2.48	2.45	1.25	1.23	4.71

Recent Events:

On May 21, 2015, the Company announced that it signed an agreement to acquire NICE Systems Ltd.’s (NICE) Cyber and Intelligence division for a total amount of up to $157.9 million, subject to certain customary adjustments. Out of the total amount, $117.9 million will be paid in cash at the time of the closing, expected to take place in the third quarter of 2015, subject to certain closing conditions. An additional amount of up to $40 million will be paid as earn-out, based upon the future business performance of the acquired division’s activities.

On July 1, 2015, the Company announced, further to its announcement of May 21, 2015 that it completed the acquisition of the NICE's Cyber and Intelligence division.

On July 2, 2015, the Company announced that its subsidiary, Elbit Systems Land and C4I Ltd. was awarded a contract from the Dutch Ministry of Defense, to supply advanced systems for the infantry soldiers in the Benelux countries - Netherlands, Belgium and Luxemburg. The contract, valued at approximately $150 million, will be performed over a five-year period. Elbit Systems will serve as the program prime contractor, and Thales Netherlands B.V will be its main sub-contractor. Other local companies will take part in the project, providing support and immediate response to the customer’s needs.

On August 3, 2015, the Company announced that it recently was awarded two contracts for its MUSIC™ family of directed infra-red countermeasures airborne multi-spectral self-protection systems, representing expansion of the customer base in this strategic business area for Elbit Systems. The first contract is a follow-on contract from an Asian country, to supply its mini MUSIC systems for the customer’s Blackhawk helicopter fleet. This is the second order awarded by this customer this year. An additional order, received from a NATO member European country, calls for the supply of C-MUSIC systems. Both contracts will be performed during 2015 and are in amounts that are not material to Elbit Systems.

On August 5, 2015, the Company announced that it was awarded an approximately $45 million contract from a European country for the supply of military communications systems. The contract will be performed over a two-year period.

Dividend:

The Board of Directors declared a dividend of $0.37 per share for the second quarter of 2015. The dividend’s record date is August 21, 2015. The dividend will be paid from income generated as Preferred Income (as defined under Israeli tax laws), on September 7, 2015, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Tuesday, August 11, 2015 at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 407 2553
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 782 42941 (US) or +972 3 925 5925 (Israel and International).

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios and cyber-based systems. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems. For additional information, visit: www.elbitsystems.com

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com
This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	June 30,	December 31,
	2015	2014
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$152,488	$200,407
Short-term bank deposits and marketable securities	65,014	105,519
Trade and unbilled receivables, net	893,705	928,757
Other receivables and prepaid expenses	161,772	145,562
Inventories, net of customers advances	877,553	868,799
Total current assets	2,150,532	2,249,044

Investments in affiliated companies and partnerships	107,133	125,433
Long-term trade and unbilled receivables	185,066	212,725
Long-term bank deposits and other receivables	26,509	18,081
Deferred income taxes, net	67,577	60,224
Severance pay fund	284,280	276,707
	670,565	693,170

Property, plant and equipment, net	446,163	441,535
Goodwill and other intangible assets, net	637,590	637,532
Total assets	$3,904,850	$4,021,281

Liabilities and Equity
Short-term bank credit and loans	$259	$557
Current maturities of long-term loans and Series A Notes	115,569	81,958
Trade payables	360,173	369,659
Other payables and accrued expenses	705,738	758,760
Customer advances in excess of costs incurred on contracts in progress	337,925	413,223
	1,519,664	1,624,157

Long-term loans, net of current maturities	153,508	220,716
Series A Notes, net of current maturities	236,647	293,923
Employee benefit liabilities	402,796	396,639
Deferred income taxes and tax liabilities, net	77,511	68,435
Customer advances in excess of costs incurred on contracts in progress	121,741	120,299
Other long-term liabilities	69,982	58,217
	1,062,185	1,158,229

Elbit Systems Ltd.'s equity	1,312,650	1,226,667
Non-controlling interests	10,351	12,228
Total equity	1,323,001	1,238,895
Total liabilities and equity	$3,904,850	$4,021,281

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amount)

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
	2015	2014	2015	2014	2014
	Unaudited		Unaudited		Audited
Revenues	$1,456,226	$1,385,260	$749,603	$702,647	$2,958,248
Cost of revenues	1,035,778	992,706	530,351	503,291	2,133,151
Gross profit	420,448	392,554	219,252	199,356	825,097

Operating expenses:
Research and development, net	113,117	101,161	57,505	52,219	228,011
Marketing and selling, net	111,897	105,261	60,569	50,283	216,537
General and administrative, net	70,097	69,583	35,685	34,270	139,634
Other income, net	—	(5,951)	—	—	(5,951)
	295,111	270,054	153,759	136,772	578,231
Operating income	125,337	122,500	65,493	62,584	246,866

Financial expenses, net	(11,865)	(12,933)	(6,192)	(8,270)	(47,498)
Other income, net	77	122	10	88	120
Income before income taxes	113,549	109,689	59,311	54,402	199,488

Taxes on income	(20,625)	(16,045)	(11,976)	(9,859)	(25,624)
	92,924	93,644	47,335	44,543	173,864

Equity in net earnings (loss) of affiliated companies and partnerships	(491)	2,751	(363)	1,654	5,549
Net income	$92,433	$96,395	$46,972	$46,197	$179,413
Less: net income attributable to non-controlling interests	(2,574)	(4,360)	(1,678)	(2,315)	(8,433)
Net income attributable to Elbit Systems Ltd.'s shareholders	$89,859	$92,035	$45,294	$43,882	$170,980

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$2.10	$2.16	$1.06	$1.03	$4.01
Diluted net earnings per share	$2.10	$2.16	$1.06	$1.03	$4.01

Weighted average number of shares (in thousands)
Shares used in computation of basic earnings per share	42,698	42,636	42,706	42,658	42,654
Shares used in computation of diluted earnings per share	42,724	42,661	42,734	42,682	42,677

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$92,433	$96,395	$179,413
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	56,296	62,605	122,408
Stock-based compensation	88	184	322
Amortization of Series A Notes premium and related issuance costs, net	(46)	(46)	(91)
Deferred income taxes and reserve, net	7,653	(1,054)	(47,456)
Loss (gain) on sale of property, plant and equipment	939	(1,259)	(3,266)
Gain on sale of investment	(195)	(5,879)	(4,957)
Equity in net earnings of affiliated companies and partnerships, net of dividend received (*)	21,991	7,247	7,449
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade receivables, and prepaid expenses	39,856	(83,440)	(67,177)
Increase in inventories, net	(5,064)	(64,941)	(112,747)
Increase (decrease) in trade payables, other payables and accrued expenses	(24,211)	(5,211)	81,687
Severance, pension and termination indemnities, net	623	(1,587)	6,282
Increase (decrease) in advances received from customers	(73,856)	12,745	15,970
Net cash provided by operating activities	116,507	15,759	177,837
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(50,102)	(26,988)	(71,211)
Acquisition of subsidiaries and business operations	(24,386)	787	787
Investments in affiliated companies and other companies	—	(3,536)	(4,620)
Proceeds from sale of property, plant and equipment	7,130	7,817	24,969
Proceeds from sale of investments	—	110	110
Investment in long-term deposits	(43)	(403)	(796)
Proceeds from sale of long-term deposits	119	602	790
Investment in short-term deposits and marketable securities	(40,328)	(69,109)	(89,521)
Proceeds from sale of short-term deposits and marketable securities	80,441	40,427	59,374
Net cash used in investing activities	(27,169)	(50,293)	(80,118)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	997	3,005	3,542
Repayment of long-term loans	(126,002)	(95,000)	(345,839)
Proceeds from long-term loans	78,000	196,500	376,500
Repayment of Series A Notes	(55,532)	(55,532)	(55,532)
Dividends paid(**)	(34,422)	(34,732)	(68,277)
Change in short-term bank credit and loans, net	(298)	398	557
Net cash provided by (used in) financing activities	(137,257)	14,639	(89,049)
Net increase (decrease) in cash and cash equivalents	(47,919)	(19,895)	8,670
Cash and cash equivalents at the beginning of the year	200,407	191,737	191,737
Cash and cash equivalents at the end of the period	$152,488	$171,842	$200,407
* Dividend received from affiliated companies and partnerships	$21,500	$9,998	$12,998

** Dividends paid to the Company's shareholders and minority shareholders in a subsidiary.

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Six Months Ended June 30,				Three Months Ended June 30,
	2015		2014		2015		2014
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	601.6	41.3	579.1	41.8	316.2	42.2	289.1	41.1
Land systems	267.7	18.4	123.4	8.9	137.5	18.3	65.1	9.3
C4ISR systems	436.1	29.9	511.1	36.9	216.2	28.8	260.9	37.1
Electro-optic systems	95.9	6.6	125.3	9.0	49.2	6.6	59.7	8.5
Other (mainly non-defense engineering and production services)	54.9	3.8	46.4	3.4	30.5	4.1	27.9	4.0
Total	1,456.2	100.0	1,385.3	100.0	749.6	100.0	702.7	100.0

Consolidated Revenues by Geographical Regions:

	Six Months Ended June 30,				Three Months Ended June 30,
	2015		2014		2015		2014
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	284.7	19.5	331.6	23.9	148.9	19.8	168.6	24.0
North America	406.7	27.9	410.4	29.7	203.8	27.2	215.6	30.7
Europe	199.3	13.7	204.5	14.8	97.4	13.0	96.8	13.8
Asia-Pacific	389.8	26.8	235.4	17.0	214.8	28.7	117.9	16.8
Latin America	161.4	11.1	171.0	12.3	73.8	9.8	101.7	14.5
Other countries	14.3	1.0	32.4	2.3	10.9	1.5	2.1	0.2
Total	1,456.2	100.0	1,385.3	100.0	749.6	100.0	702.7	100.0